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For Immediate Release
November 14, 2017

Manulife First Life Insurer to Offer a Green Bond

TORONTO - Manulife Financial Corporation ("Manulife") announced today that it has priced an offering in Singapore of 500 million Singapore dollars principal amount of 3.00% subordinated notes due November 21, 2029 (the "Notes"). The offering will be made pursuant to an offering circular dated November 14, 2017 and is anticipated to qualify as Tier 2 capital for Manulife.

The Notes will be Manulife's first green bond issuance, with an amount equal to the net proceeds intended to be used to finance or re-finance, in part or in full, new and/or existing Eligible Assets consistent with Manulife's recently released Green Bond Framework (the "Framework")1. The Framework is aligned with the International Capital Market Association's Green Bond Principles 2017, and directs the use of proceeds towards renewable energy, green buildings, sustainably-managed forests, energy efficiency, clean transport, sustainable water management and/or pollution prevention and control.

The Notes will be the first green bond issuance by a life insurance company and also the first green bond issuance by a Canadian issuer to be certified as Climate Bonds by the Climate Bonds Initiative, an investor-focused not-for-profit organization, promoting large-scale investment in the low-carbon economy.

"As one of the world's largest life insurers, our success is linked to the long-term well-being of our customers, our employees and the communities we serve around the world," said Steve Roder, Manulife's Chief Financial Officer. "We are also a long-term investor which puts us in a unique position to help facilitate the transition to a more sustainable economy.  Issuing a green bond aligns our financing with our existing green investment activities."
Manulife, and its subsidiaries, are signatories to several international sustainability initiatives, including Accounting for Sustainability, the United Nations Environment Programme Finance Initiative, the Equator Principles and the United Nations-supported Principles for Responsible Investment.

The Notes will bear interest at a fixed rate of 3.00% until November 21, 2024 and thereafter at a rate of 0.832% over the then-prevailing five-year SGD Swap Rate. The Notes mature on November 21, 2029.

Manulife may, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes in whole, but not in part, on November 21, 2024 and on any interest payment date thereafter at a redemption price equal to par, together with accrued and unpaid interest to,

1 The Manulife Green Bond Framework is available at: http://www.manulife.com/Green-Bonds
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but excluding, the date fixed for redemption. The Notes will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of Manulife from time to time issued and outstanding.
Approval in principle has been obtained from the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing and quotation of the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of the Notes on the SGX-ST is not to be taken as an indication of the merits of Manulife or the Notes.

DBS Bank Ltd., The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Standard Chartered Bank have been appointed as joint lead managers for the offering.

The offering is expected to close on November 21, 2017.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, "U.S. persons" (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of September 30, 2017, we had over $1 trillion (US$806 billion) in assets under management and administration, and in the previous 12 months we made $27.1 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

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Media Contact: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

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